Exhibit 99.17

Enthusiast Gaming Reports Record Q4 2019 Revenue

•	Record Q4 pro forma revenue of $10 million

•	Engagement of 1.7 billion views on media platform, up 66%, demonstrates the passion of its growing fan base
•	Revenue per viewer increased 31%, from Q3 2019
•	Consolidated pro forma gross margin of 34%
•	Ended 2019 with strong, growth-oriented cash position of $13.2 million

TORONTO, March 31, 2020 -- Enthusiast Gaming Holdings Inc. (TSX: EGLX)(OTCQB:ENGMF)(FSE: 2AV) (“Enthusiast Gaming” or the “Company”) announced its financial results for the fourth quarter and year ending December 31, 2019. All financial information is presented in Canadian dollars unless otherwise indicated.

On the back of strong year-to-date performance and execution against our key objectives, during the fourth quarter of 2019 all of our business units continued to outperform and exceed expectations. The quarter resulted in pro forma revenue of $10 million, reached new record levels and contributed to more than doubling full year revenues, while increasing gross margin steadily,” said Adrian Montgomery, CEO of Enthusiast Gaming. “We continue to meet and in most instances exceed our operational targets across the Enthusiast platform, which alongside our strong balance sheet allows us to augment and complement our organic growth performance with strategic growth opportunities. At the same time, we are mindful and monitoring the impact of COVID-19 on our business during these difficult times across the globe; however, so far we are experiencing increased engagement on our media platform. Following our record Q4, management is relentlessly focused on increasing both viewer engagement - which is our key differentiator - and revenue per viewer. We will continue to unlock existing and new revenue streams to accomplish this goal and management is confident in the team’s ability to execute on our disciplined growth strategy.”

Q4 2019 Financial Highlights

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For the three-month period ended December 31, 2019, total revenue was $9.2 million and pro forma total revenue was $10 million. When compared to the pre-merger Enthusiast revenue in Q4 2018, the pro forma total revenue represents a 178% increase year-over-year. The pro forma difference in Q4 2019 relates to revenue generated in Steel Media prior to its acquisition during the quarter. The increase in revenue came as a result of Enthusiast achieving growth in all of its lines of business, including: (1) Higher engagement in the form of views on the Enthusiast Gaming media platform, which grew 66% compared to Q4 2018, and led to higher media revenue in the quarter; (2) Subscription revenue growth on the Company’s The Sims Resource property; (3) Higher sell-through advertising rates in the form of CPM’s, led by the Company’s continued efforts in driving higher value direct sales opportunities; (4) Growth in the Company’s entertainment business, and its flagship events, EGLX and Pocket Gamer Connects; and (5) Growth in the Company’s esports division, Luminosity Gaming.

•	Consolidated pro forma gross margin for the quarter was 34% and in line with the Company’s expectations.

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Viewer engagement increased to 1.7 billion views across the Company’s media platform, an increase of 66% compared to Q4 2018. The increase is a testament to Enthusiast Gaming’s ability to both increase the stickiness of its hard-core gaming fan base but also due to increasing the size of its media platform through organic growth and strategic M&A opportunities.

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The Company completed a number of mergers and acquisitions during the year which had a significant impact on the Consolidated Statements of Loss and Comprehensive Loss. Net loss was $78.5 million, and includes the following significant items relating to the mergers and acquisitions: listing expense of $6.8 million; transaction costs of $3.2 million; and a goodwill impairment on acquisition of businesses of $46 million. Other significant non-cash expenses include amortization and depreciation of $2.9 million and share-based compensation expense of $6.1 million.

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With the audited financial statements now complete, the Company expects 1,071,876 common shares to be returned to treasury in satisfaction of a working capital requirement relating to the Luminosity Gaming acquisition.

•	The Company ended 2019 with a strong balance sheet with $13.2 million in cash.

Other Q4 2019 Highlights

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The Company completed the acquisition of Steel Media Limited., a leading mobile gaming media and live events company, based in the UK and best known for its “Pocket Gamer” brand. The acquisition of Steel Media unlocked a new audience segment for Enthusiast Gaming, the highly coveted and rapidly growing mobile gaming segment.

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The Company’s entertainment division, EG Live, hosted its most successful EGLX, consumer gaming event in Toronto from October 18-20, 2019. With over 30,000 attendees, the expo saw the addition of several new programming tracks, including an Industry track, the introduction of the EGLX Rising Stars competition and the hosting of Ubisoft’s 2019 Rainbow 6 Canadian Nationals. Rising Stars achieved over 7 million live views on Twitch’s live streaming platform over the duration of the event.

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The Company was verified as the largest gaming platform in North America and the United Kingdom by comScore, a leading third-party traffic measurement source. The Enthusiast Gaming Media Platform reaches more gamers than any other gaming company in the English-speaking regions throughout the world.

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Enthusiast Gaming completed a listing in the United States on the OTCQB under the symbol: ENGMF, providing an opportunity to diversify its shareholder base with increased liquidity and brand visibility while maintaining a high level of transparent trading.

•	On December 18, 2019, the Company received conditional approval to graduate to Toronto Stock Exchange, a transition that only approximately 1% of all TSX Venture listed companies make each year.

Events Subsequent to the Quarter

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On January 20-21, 2020, The Company hosted its flagship mobile gaming event, Pocket Gamer Connects, in London, UK. With nearly 2,500 attendees, 310 speakers and over 100 sponsors, PG Connects hit record breaking numbers and continues to be one of the most influential B2B mobile gaming event series worldwide.

•	On January 27, 2020, Enthusiast Gaming graduated to the Toronto Stock Exchange from the TSX Venture under the ticker symbol, EGLX.

•	On February 24, 2020, The Company reported that Chairman, Francesco Aquilini, purchased 250,000 shares in the open market.

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In March, the Company signed exclusive advertising agreements with MC PEDL, a leading independent, Minecraft community and Fextralife, a leading video game news resource and gaming hub. Collectively, both communities reach 9.5 million users and generate almost 90 million views monthly.

Although it’s too early to assess the overall impact of the global COVID-19 pandemic, the Company has seen an increase in overall media platform engagement, since the pandemic began. While advertising rates have declined in recent weeks, the net increase in advertisements served is currently outweighing the decrease in advertising rates price. Further, mitigating the exposure to declining advertising rates, Enthusiast Gaming has seen a marked increase in paid subscriptions on The Sims Resource, a further indication of the value proposition The Sims Resource represents to its fans. The Company continues to monitor its platform during this time of social distancing and isolation.

Enthusiast Gaming’s largest events are the EGLX Expo, the largest gaming event in Canada, and Pocket Gamer Connects in London. EGLX occurred in October 2019, and PG Connects London was recently held in January 2020. It is too early to tell if these events scheduled for the same times in 2020 and 2021 will be affected by COVID-19. The Company has tentatively rescheduled a PG Connects event slated for Seattle in May to later in the 2020.

These are the first annual consolidated statements since the merger, that closed on September 3, 2019, between Enthusiast Gaming, Luminosity Gaming, GameCo, and J55 Corp and subsequent acquisition of Steel Media. GameCo (renamed Enthusiast Gaming Holdings Inc.) has been identified as the acquirer in all transactions, accordingly the financial statements are a continuation of the financial statements of GameCo and do not include previous revenue from Enthusiast Gaming, Luminosity or J55. Due to the exclusion of Enthusiast Gaming, Luminosity, and Steel Media revenues prior to their respective transactions, GAAP revenue for the year ending December 31, 2019 was $11.6 million, compared to pro forma revenue of $23.6 million.

Certain information provided in this news release is extracted from the unaudited condensed consolidated interim Financial Statements and MD&A of the Company for the three and twelve months ended December 31, 2019, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the unaudited condensed consolidated interim Financial Statements and MD&A that an investor can properly analyze this information.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and nearly a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit  www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

CONTACT INFORMATION:

Alex Macdonald

Chief Financial Officer

(416) 623-9620

Investor Relations:

Julia Becker

Head of Investor Relations & Marketing

jbecker@enthusiastgaming.com

(604) 785.0850

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.